Exhibit 99.6

April 24, 2013

ATLANTIC COAST FINANCIAL CORPORATION
10151 Deerwood Park Boulevard
Building 200, Suite 100
Jacksonville, Florida 32256

Attention: Board of Directors

I am again writing this letter on behalf of myself and my fellow director and fellow ACFC stockholder Bhanu Choudhrie.

We note the amendment to the Bond Street agreement that eliminates the escrow terms and the contingent nature of 40% of the purchase price.  We were pleased to see this contingency removed – as we have stated on a number of occasions, it was completely inappropriate and contrary to the interests of ACFC stockholders that we were shocked that you approved it in the first place.

While that change is a step in the right direction and addresses one of our concerns, it’s only a small step and does not address our primary concern about the value being offered to ACFC stockholders.  Even a $5 per share purchase price without a $2 holdback greatly undervalues ACFC.  It represents only about one-third of the company’s tangible book value per share, which is well below the pricing of similar transactions in the company’s peer group.  It does not adequately take into account the expected improved earnings resulting from the company’s improving performance, especially its improving credit quality and the fact that the company is only a few quarters away from the negative carry of structured borrowings starting to abate.  And we continue to believe that the price is well below the value we think would result from implementing the recapitalization plan and other recommendations we have proposed and provided to you.

We remain opposed to the transaction at this price and reiterate our intention to vote against it if it is brought to a stockholder vote.  And as you are well aware, many ACFC stockholders invested at prices in excess of $5, so we believe that removing the contingency so as to provide a guaranteed $5 payment is not going to be sufficient to persuade a majority of ACFC stockholders to approve this proposal.

In your latest public statement, you emphasize how the Bond Street transaction allows ACFC stockholders to “capitalize immediately” on their investment without having to undertake the risk that you believe is attached to our proposed alternative.  But how are ACFC stockholders expected to make an informed decision about the $5 deal you are supporting and judge the merits of our alternative (and your decision to reject that alternative) unless they are given full and fair disclosure?  Your disclosures fail to provide any substance to support your reasons for rejecting our alternative.  You make conclusory statements about the regulatory and execution risks purportedly relating to our proposed alternative but provide no real support for those conclusions.  Your disclosures also fail to provide any details regarding the analyses and information our advisors have provided to you that would allow ACFC stockholders to assess our alternative and compare it to your proposal.  We again urge you to provide these types of disclosures to ACFC stockholders.

We also urge you to attempt to secure a higher price for ACFC’s stockholders.  While we believe that our proposed alternative would result in greater value to ACFC stockholders over time, we understand that stockholders may prefer the alternative of cashing out now.  We think that a price of at least $8 per share would give ACFC stockholders a clear choice between cash now and increased value over time by continuing their investment with an independent, profitable ACFC.  But at the current price and on the current terms, we continue to believe that the Bond Street transaction is unfair to stockholders.

Sincerely,

/s/ Jay S. Sidhu

Jay S. Sidhu

Cc: Bhanu Choudhrie